Filed Pursuant to Rule 433

Registration Statement No. 333-216286

LEVERAGED INDEX RETURN NOTES® (LIRNs®)

	LIRNs® Linked to the Dow Jones Industrial Average®	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately five years
Market Measure	The Dow Jones Industrial Average® (Bloomberg symbol: “INDU”)
Payout Profile at Maturity	• [115% to 125%] upside exposure to increases in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure beyond a 20% decline, with up to 80% of your principal at risk
Participation Rate	[115% to 125%], to be determined on the pricing date.
Threshold Value	80% of the Starting Value of the Market Measure
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, and are willing to take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465919019336/a19-7511_13fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•     Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 80% of the principal amount.

•     Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•     The initial estimated value of the notes on the pricing date will be less than their public offering price.

•     If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•     You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC’s Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.